Exhibit 99.2

StoneCo Ltd.

103 South Church Street, George Town

PO Box 10240, Grand Cayman

KY1-1002, Cayman Islands

PROXY STATEMENT

General

The board of directors of StoneCo Ltd. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on November 22, 2021 at 10:30 a.m., Cayman time (GMT-5). The AGM will be held at the offices of Intertrust Law, 2nd Floor, Market Street, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands.

On or about October 22, 2021, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company ’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares ”) and Class B common shares (the “Class B Common Shares ” and together with the Class A Common Shares , the “Common Shares”) of the Company as at the close of business on October 13, 2021, EST (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to v ote at the AGM unless it is registered as a shareholder of the Company on the Record Date.

As of the close of business on the Record Date, 308,931,400 Common Shares were issued and outstanding, including 262,890,215 Class A Common Shares and 46,041,185 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the s hareholders attending and voting at the AGM).

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, it will be noted that you have abstained from voting on the resolution in question. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the det ermination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on November 21, 2021 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vot e in person. If you own Common Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before sh ares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at investors@stone.co, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructio ns by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on November 21, 2021.

PROPOSAL 1:

APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

The Company seeks shareholder adoption and ratification of the Company’s 2020 audited consolidated financial statements (the “Audited Accounts”), which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2020. A copy of the Company’s Audited Accounts is included in the 2020 annual report on Form 20-F which is available on the Company’s website at https://investors.stone.co/financials#secfilings .

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the share holders attending and voting at the AGM is required for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020.

PROPOSAL 2:

APPROVAL OF THE ELECTION OF PEDRO FRANCESCHI, MATEUS SCHERER SCHWENING, AND DIEGO FRESCO GUTIÉRREZ AND THE REELECTION OF ANDRÉ STREET DE AGUIAR, EDUARDO CUNHA MONNERAT SOLON DE PONTES, ROBERTO MOSES THOMPSON MOTTA, THOMAS A. PATTERSON, ALI MAZANDERANI, SILVIO JOSÉ MORAIS, AND LUCIANA IBIAPINA LIRA AGUIAR AS DIRECTORS

Pursuant to Article 21 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Company’s board of directors and the Founding Shareholders (as defined in the Memorandum and Articles of Association) respectively, have appointed as interim directors and nominated for election each of Pedro Franceschi, Mateus Scherer Schwening, and Diego Fresco Gutiérrez as a director of the Company and nominated each of Messrs. André Street de Aguiar, Eduardo Cunha Monnerat Solon de Pontes, Roberto Moses Thompson Motta, Thomas A. Patterson, Ali Mazanderani, Silvio José Morais and Luciana Ibiapina Lira Aguiar for reelection as a director of the Company, to serve until the next annual general meeting of shareholders or until their removal in accordance with the Company’s Memorandum and Articles of Association.

Information relating to the director nominees is set forth below.

Name	Age	Current Position/Title
André Street de Aguiar	37	Director and Chairman
Eduardo Cunha Monnerat Solon de Pontes	42	Director and Vice Chairman
Roberto Moses Thompson Motta	64	Director
Thomas A. Patterson	55	Director
Ali Mazanderani	39	Director
Silvio José Morais	58	Director
Luciana Ibiapina Lira Aguiar	48	Director
Pedro Franceschi	25	Interim Director
Mateus Scherer Schwening	26	Interim Director
Diego Fresco Gut iérrez	51	Interim Director

André Street de Aguiar is the Chairman of our board of directors, and has been a member of our board of directors since 2018. He has held the position of member of the advisory committee of DLP Capital LLC since 2014. In 2000, he founded Pagafacil.com, a company specialized in internet payments in Brazil that partnered with websites such as I-Bazar, Mercadolivre, Lokau.com and Arremate. In 2005, he founded Braspag Tecnologia Em Pagamentos, a service provider of payment solutions in Latin America, where he served as CEO until 2009, when the company was sold. In 2007, he also founded Netcredit Promoção de Crédito S.A., a consumer credit company that geared towards facilitating business growth by offering extended payment terms and emphasizing digital credit approval processes. Mr. Street is a founding partner of ACP Investments Ltd – Arpex Capital (formed in 2011), a company focused on investing in e -commerce technology companies in Latin America and in the United States. While at Arpex, he founded StoneCo Ltd., the issuer company, controller of Stone Pagamentos S.A. and Mundipagg Tecnologia em Pagamentos S.A., two of our subsidiaries. Between 2012 and 2015 he had indirectly controlled Sieve Group Brasil Tecnologia S.A., a holding company that was the owner of several technology companies, sold in 2015. He also served on the board of directors of B2W Companhia Digital S.A. and Lojas Americanas S.A. In 2010, Mr. Street completed the Owner President Manager Program at Harvard Business School. We believe that Mr. Street is well qualified to serve as the Chairman of our board of directors given his extensive experience in the financial technology sector and background as one of our founders and as one of our executives since inception.

Eduardo Cunha Monnerat Solon de Pontes is the Vice Chairman of our board of directors, and has been a member of our board of directors since 2018. He has held the position of member of the Advisory Committee of DLP Capital LLC since 2014. Mr. Pontes is a founding partner of ACP Investments Ltd - Arpex Capital (formed in 2011), a company focused on investing in e-commerce technology companies in Latin America and in the United States. While at Arpex, he founded StoneCo Ltd., and Stone Pagamentos S.A. and Mundipagg Tecnologia em Pagamentos S.A., two of our subsidiaries. He has also served on the board of directors of several companies, whether in a capacity as member or advisor, including Site Blindado S.A. and MOIP Pagamentos S.A. In 2005, he founded Braspag Tecnologia em Pagamentos, a service provider of payment solutions in Latin America, where he served as CEO until 2009. In 2007, he founded Netcredit, a consumer credit company that is geared towards facilitating business growth by offering extended payment terms and emphasizing digital credit approval processes. Between 2012 and 2015, he served as indirect controlling shareholder of Sieve Group Brasil Tecnologia S.A. through certain investment vehicles. Mr. Pontes served as the CEO of Stone Pagamentos S.A. since its inception until early 2018 is currently the CEO of SaltPay Co, a payment services provider focused on small and medium businesses based in Europe. Mr. Pontes completed studies in data processing from the Pontifícia Universidade Católica do Rio de Janeiro in 2000, an MBA degree in e-business from Fundação Getulio Vargas in 2001, and also completed the Owner President Manager Program at Harvard Business School in 2010. We believe that Mr. Pontes is well qualified to serve as a member of our board of directors given his extensive experience in the finan cial technology sector and background as a founder of certain of our subsidiaries and one of our executives since inception.

Roberto Moses Thompson Motta is a member of our board of directors, a position he has held since 2018. He has held the position of member of the Advisory Committee of DLP Capital LLC since 2014. Mr. Thompson Motta serves as Chairman of our Finance Committee and Vice-chairman of our Compensation Committee. Mr. Thompson Motta has served as a member of the board of directors of Anheuser-Busch InBev since 2020, and of AmBev S.A since 1999. He also served as a member of the board of directors of Lojas Americanas S.A. from 2001 until 2020, São Carlos Empreendimentos e Participações S.A. from 2001 until 2020, and Restaurant Brands International Inc. from 2014 until 2021. Mr. Thompson Motta is one of the founding partners of 3G Capital Inc., and continues to serve as a member of its investment committee. Prior to 3G Capital, he was one of the founders and managing partners of GP Investimentos Ltda. Mr. Thompson Motta is a Brazilian citizen and holds a degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the Wharton School of the University of Pennsylvania. We believe that Mr. Thompson Motta is well qualified to serve as a member of our board of directors given his extensive experience in the financial technology sector and background as a member of the Advisory Committee of DLP Capital LLC.

Thomas A. Patterson is a member of our board of directors, a position he has held since 2018. Mr. Patterson is a General Partner at Madrone Capital Partners, an investment firm based in Menlo Park, California that focuses on investments in founder/family owned businesses, the emerging middle class in China and Brazil, and clean energy technology. Prior to joining Madrone, he was at Weston Presidio, a private equity firm focused on growth equity and leveraged buyout transactions, from 1995 until 2004. Prior to Weston Presidio, he worked for four years at McKinse y & Company and focused on the financial services and building materials industries. Mr. Patterson serves on the Boards of Stone Co. and Barry - Wehmiller. He is active in private land conservation and is a trustee of the Montana Land Reliance and Rare. He h olds an MBA from Harvard Business School and an AB in history from Harvard College where he rowed on the Crimson’s varsity lightweight crew team. We believe that Mr. Patterson is well qualified to serve as a member of our board of directors given his extensive experience and background in the financial services sector.

Ali Mazanderani is a member of our board of directors, a position he has held since 2018. He is the co -founder and chairman of SaltPay and a non-executive director of a number of other financial technology companies. Mr. Mazanderani was previously a partner at Actis, a leading growth market private equity company. Before Actis, Mr. Mazanderani was the lead strategy consultant for First National Bank and prior to that, he advised private equity and corporate clients for OC&C Strategy Consultants. He holds a Bachelor’s degree in Economics from the University of Pretoria, a Masters in Economics for Development from Oxford University, a Masters in Economic History from the London School of Economic s, an Executive MBA from INSEAD and an Executive Masters in Business Law from the University of St Gallen. We believe that Mr. Mazanderani is well qualified to serve as a member of our board of directors given his extensive experience and background in the financial technology sector.

Silvio José Morais is a member of our board of directors, a position he has held since 2019. He is also a non -executive Director at FALCONI Participações S.A., the entity which controls FALCONI Consultoria, a consulting firm specialized in management, and at IAPP – Instituto Ambev de Previdencia Privada, and he serves in the Audit Committee from other companies. Additionally, Mr. Morais serves as Director and Officer, as voluntary work, at Zerre nner Foundation, an entity that provides free healthcare to more than 70.000 people and free quality education for more than 3.000 children. Prior to joining the board of directors of Stone, Mr. Morais served as Controller at Ambev S.A. where he held various other positions. Mr. Morais received a degree in business management at FACE-PR, a postgraduate degree in Finance at FAE Business School, and an MBA in Controllership from Fipecafi – USP.

Luciana Ibiapina Lira Aguiar is a member of our board of directors, a position she has held since 2020. Since 2017, Mrs. Aguiar is also partner of a Brazilian law firm Bocater, Camargo, Costa e Silva Advogados. Prior to that Mrs. Aguiar was tax partner of a Brazilian law firm Mariz de Oliveira e Siqueira Campos Advogados for 2 and half years. Mrs. Aguiar was previously a member from Tax Department at PwC, from 1994 to 2012 and Tax Partner at PwC from 2009 to 2012, where she was responsible for tax audit and tax consulting, with relevant knowledge of auditing standards, tax and accounting legislation, regulation of publicly-held companies. Mrs. Aguiar is Professor of Tax Law courses at GVlaw - FGV Direito - São Paulo, and holds bachelor degrees in Law, Economic Sciences and Accounting Sciences and a Master degree in Tax Law from Fundação Getúlio Vargas.

Pedro Franceschi is Co-Founder & Co-CEO of Brex — a company reimagining financial systems so every growing company can realize their full potential and take control of their spend and business as the y scale. At the age of 12, Pedro was the first person to “jailbreak” the iPhone 3G in Brazil and subsequently was the first person to build software to make Apple’s Siri virtual assistant speak in Portuguese. At age 14, he built a popular window manager fo r Apple’s iPad allowing users to manage multiple applications simultaneously – a process previously impossible. As a Brazilian entrepreneur, Pedro built Pagar.me along with his cofounder Henrique Dubugras, being responsible for all technology and operation s and scaling the company to a leading position in the Brazilian payments ecosystem. In the fall of 2016, Pedro and Henrique sold Pagar.me and enrolled at Stanford University only to then leave and found Brex in 2017. The company has already raised over $1 billion in equity financing from top-tier investors.

Mateus Scherer Schwening has been a partner at StoneCo Ltd. since 2015. At StoneCo, he has been responsible for Treasury, Capital Allocation and Strategic Projects in connection with new investments, me rgers and acquisition, capital raises, compensation, among others. Prior to joining the company, he served as equity analyst for Nucleo Capital, from 2013 to 2015. Mr. Scherer completed a Bachelor of Science (BS) in Economics at Insper.

Diego Fresco Gutierrez graduated in Accounting in 1994 at Universidad de la República Oriental del Uruguay. Diego is a Certified Public Accountant registered in the state of Virginia and an Accountant registered with the Conselho Regional de Contabilidade – SP in Brazil. He is currently a member of the Board of StoneCo Ltd (NASDAQ: STNE) where is also is a member of the Audit Committee. Diego also acts currently as member of the Audit Committee of Votorantim Cimentos S.A. and of Itau Corpbanca Chile (NYSE: ITCB), where he als o is an alternate director, and of Itau Corpbanca Colombia. Between 2014 and 2021, he was a member and the financial specialist of the Audit Committee of Itaú Unibanco Holding. Previously, he was a partner at PricewaterhouseCoopers in São Paulo (2000-2013). Between 1998 and 2000, he held various positions at PricewaterhouseCoopers in Uruguay and in the United States. Since 2013, he is a member of the Commission on Governance of Financial Institutions of the IBGC.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION AND REELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2020 Annual Report to shareholders on Form 20-F, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors, André Street de Aguiar Dated: October 22, 2021

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